Exhibit (a)(5)(I)

The following is a transcript of a webcast that has been made available on Barrick Gold Corporation's website. In order to access this webcast, investors must agree to the following:

On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc. Investors and security holders of NovaGold are urged to read the tender offer statement, because it contains important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation’s investor relations department.

Q2 2006 Barrick Gold Earnings Conference Call

CORPORATE PARTICIPANTS
James Mavor
Barrick Gold - VP, IR
Greg Wilkins
Barrick Gold - President, CEO
Peter Kinver
Barrick Gold - COO
Alex Davidson
Barrick Gold - EVP of Exploration and Corporate Development
Jamie Sokalsky
Barrick Gold - EVP CFO
Kelvin Dushnisky
Barrick Gold - SVP, Corporate Affairs

CONFERENCE CALL PARTICIPANTS
Mark Smith
Dundee Securities - Analyst
John Hill
Citigroup - Analyst
David Christie
TD Newcrest - Analyst
Victor Flores
HSBC - Analyst
Steve Butler
Canaccord Adams - Analyst
Stephen Kibsey
CDP - Analyst
John Bridges
JP Morgan - Analyst
John Tumazos
Prudential - Analyst

Larry Strauss
GMP Securities - Analyst

PRESENTATION
OPERATOR
Welcome to the Barrick Gold Corporation second quarter 2006 results. [OPERATOR INSTRUCTIONS] It's my pleasure now to turn the call over to James Mavor, Vice President Investor Relations of Barrick Gold. Please proceed, sir.

James Mavor - Barrick Gold - VP, IR
Thank you operator. And good morning, ladies and gentlemen. Welcome to our second quarter conference call. Yesterday we released our second quarter results and they are available on our corporate web site as well as Mine Statistics and you can get them by our website or by calling our Investor Relations department. We'll be mailing our offer circulars for NovaGold and Pioneer Metals shortly and following their mailing we will be pleased to respond to questions in connection with their offers. Now, before we begin our conference call I'll read the forward-looking statement. Management will be making forward-looking statements during the course of this conference call and for a complete discussion of the risks, uncertainties and factors which may lead to our actual financial results and performance being different from the estimates contained in our forward-looking statement please refer to our year-end report for our most recent AIF filing.

I'm joined here today with our President and CEO, Greg Wilkins and he will chair the call and we will also have an update of our operations and development projects by Peter Kinver, followed by an update of our exploration by Alex Davidson and then we will open it up to any questions. Greg, I'll turn it over to you.

Greg Wilkins - Barrick Gold - President, CEO
Thanks, Jim and good morning everyone. Thank you for joining us this morning to discuss our second quarter results and to talk about the prospects going forward and to talk a little bit about the Placer integration and what we see with respect to the work that we've been doing over the last 6 months. We're obviously very pleased with the financial results, the record financial results.

It's gratifying to position the company over the last number of years to take advantage of these high metal prices and I think really these results are just the start of the demonstration of the wisdom of some of the decisions that we've been making. We have lots left to do and we have lots of value left to extract out of the company and to continue to work forward. We're going to enjoy the results for today but we recognize that we still have lots to do going forward. The results were record for us, both in terms of earnings and cash flow but more importantly on a per share basis, which is really the test. There was significant volatility in the quarter with movements in the gold price reaching a high of about $730 an ounce and lows of $550. We continued to see an average of about $600 an ounce but it did provide us with the opportunity to aggressively bring down the Placer Legacy position and I think it's important to note that these strong financial results were done even though we had taken down the Placer Hedge Book to zero. We also concluded the transaction with Goldcorp and received proceeds of $1.6 billion. We remain on track with our full year gold production guidance and cash cost guidance. I think that's also quite remarkable given the cost pressures that the industry continues to face. Equally in challenges that we see in the mining business generally and I think it does speak to the wisdom of having a good portfolio of assets. We're actually increasing our copper production guidance and maintaining the cost guidance for copper, so pleased with that.

Jim mentioned we will be shortly mailing our bid documents for both Nova and Pioneer and we would appreciate answering questions once those documents are out rather than trying to speculate on the contents as we see today. The results themselves: earnings came in at $459 million and I think about $420 million for a couple unusual items, $0.53 a share, operating cash flow strong at $643 million. Just to put it into a bit of context, throughout the history of the company our best year earnings were in 2005, they came in at $401 million. In the second quarter alone we were able to surpass what we've been able to do as a best year up to this point in time and I think demonstrating again, the leverage that we see with the higher commodity prices.

Operating cash flow I mentioned was $643 million and on a per share basis came in at $0.73. Gold production 2.1 million ounces, cost at $281. Copper production was 100 million pounds and $0.76 a pound. All within guidance, all within expectations. Very pleased with that performance. I think it really does show, by being able to keep our costs in line, we can truly see the effect of the leverage as a result of the higher gold prices and copper prices as well. We expanded our margins and we really saw it come through in this quarter going up from about $180 an ounce in Q2 '05 to over $300 an ounce in Q2 '06. That’s a 72% increase. So it is a function of not only increased margins but increased production so it brings on the wisdom of having developed the new 4 mines that we opened last year and the acquisition of Placer has certainly been a credit to Barrick shareholders just from the basic operations, not talking about some of the other upside potential which I'll mention in a moment.

On the hedge book reduction, you may recall we started out the year at about 10.5 million ounces for the corporate sales book. In the first quarter we aggressively reduced that by about 4.7 million ounces and then followed through again with further strong second quarter reduction. Really, in anticipation of higher metal prices, we continued to have a very optimistic view for where gold prices are likely to trade, not just in the short-term but more on a sustainable basis given the dynamics in the gold market itself. We have completely closed out the Placer Legacy Hedge Book as it relates to corporate sales. Did not touch the project sales book which continues to stand at 9.5 million ounces but I do want to point out that there is some additional accounting that will take place in the third and fourth quarter. We will take a reduction of revenue of $79 million in Q3 and a residual $18 million in Q4 to fully account for the effect of the closeout of these contracts. That leaves us with 2.8 million ounces from the Barrick Legacy Book, which as we've said in the past we will eliminate by the end of 2009 at the latest. We're very pleased with the acquisition of Placer. Frankly, we get happier and happier as time passes.

The acquisition has obviously helped our results given the movement in the metal prices and aside from, I think, some initial disappointment on the production expectation at a couple of Placer's assets as we've had a chance to go look at them more fully, we're seeing improvement in production from those assets for the second half which Peter will discuss. We have a good solid portfolio of operations and great projects and we continue to move those projects ahead and excellent exploration potential which Alex will comment on.

It is also very rewarding that the integration is going well and really we've done the technical things, the organization's set up to deal with the new company, functioning reporting, the movement of the offices and transition of people, that's all great. What's really exciting is to see the people in the organization working together and really looking for a common objective and working strongly toward achieving that common objective. The people side, which I think is going to be the key to the success of this operation is actually moving ahead quite well.

Also, on the synergies front, we continue to gain confidence to achieve our $200 million synergies target. We've identified specific opportunities for that. And we will be measuring them so we are really quite on track. I did mention the exploration upside; it is quite significant. We have increased our exploration budget for the balance of the year. We've added about $20 million to it to go after specifically identified targets that we think we can turn into resources and reserves in the relatively short-term.

So we're very pleased with the progress we're making on that front and as I mentioned, I think, on the people side things are going as well as we could possibly hope for. That's going to bode very well for us in the future. With that, let me turn it over to Peter, to walk through the operations and then we will ask Alex to comment more on the exploration potential and I'll wrap up before we open it up for questions.

Peter Kinver - Barrick Gold - COO
Thanks, Greg, good morning everyone. I'm going to give you an overview on where I see things today as well as brief overview of our key assets.

First, I want to comment on some of the cost management initiatives that we have implemented as part of the Placer Dome integration. This is especially important to face given the general trends that we're seeing in the mining industry today with continuing inflationary cost pressures, high turnover rates and the scarcity of resources, both human and capital and operating supplies. The strength, breadth and scale gained from the Placer Dome transaction better positioned us to deal with these issues. It's provided us a number of opportunities we can leverage and capitalize on. Let me highlight a few of the initiatives that we've implemented in the second quarter in supply chain management. The company's renegotiated a global supply contract thereby leveraging our greater North American requirements. This resulted in some good savings.

We've utilized Goldstrike’s tire service capabilities to maintain adequate stock, spare tires for Bald Mountain and Cortez, rather than outsourcing these tires which Placer was doing, we’re actually now repairing these tires ourselves and we see that the tires that we repair have an extra tire life of 1,300 hours, this compared to 500 hours with outsourced tires. The sites are sharing key supplies, such as tires, critical spares and equipment with other mines in the region. With respect to the Placer Dome operations, we're doing a number of things to overcome some of the short-term challenges faced by these mines to get them back up to optimal operating performance.

We focused on rolling out standardized Barrick systems throughout the organization and growing and cascading a high performance culture across all levels of the organization. Barrick has undertaken an operations review of the major Placer Dome operations and these ORTs or operation reviews, formalize improvement projects and highlight value add opportunities, assist the company's long-term planning and benchmarks the company against peers’ performance.

Turning to our results, we have summarized the Q2 production and cash cost by region on this slide. Quarterly production is about 2.1 million ounces at a total cash cost of $281 per ounce. I'm pleased with our operating results for the first half of the year, we are expecting even stronger performance from a number of mines in the second half, which I'll touch on as we go through the various regions.

In North America, starting with Goldstrike, the property continues to be the company's largest producer contributing about 1 million ounces in the first half of the year. The Goldstrike cash cost was $283 an ounce for the first half and is in line with our expectations. We've benefited by about $8 per ounce from the startup of our power plant. As a note, the royalties are also up $10 per ounce year-on-year due to high gold prices. Goldstrike passed a very special milestone in May this year when it pulled its 30 millionth ounce of gold since its acquisition 20 years ago and we are very, very proud of our team that’s operating the mine down there.

At Cortez, production was impacted by lower grades mined and processed due to mine sequencing that occurred at the tail end of last year. During the quarter Cortez processed grades of 0.0118 ounce per ton which is about half of the prior year’s grade. On a positive note we're starting to see improved performance and this is because we've now caught up with the stripping and we exposed high grade portions of ore in the pits and we've also instigated a program side slopping leaching, which will add to a better performance in the second half of the year. We expect to see some catch-up in the next 2 quarters and we're quite optimistic that we may actually beat the expectation of 200,000 ounces in 2006.

At Bald Mountain, Bald Mountain is an operation that is expected to see a substantial improvement in the second half of the year. We already saw a significant improvement on Q2 over Q1. During the first half of 2006 the focus was on mining and putting the material on the pads. Now, we're in the leaching phase and we'll see a better performance in the second half of the year.

Moving to South America, first at the Lagunas Norte mine, the mine continues to perform exceptionally well, now having produced over 1 million ounces of gold since startup in June last year. Primary crusher capacity increased from 42 to 54,000 tons a day. As a result of this increased throughput and high recovery rates the mine remains on track to contribute over 1 million ounces of production in 2006 at low cash costs.

At Veladero, all grades for leaching are expected to increase as the mine transitions from lower grade ore from the Filo Mario pit to the high grade ore from the Amable pit the second half of this year. Total cash costs are expected to benefit from the higher volume of ounces produced.

Zaldivar, our copper mine in Chile had a very good quarter producing 82 million pounds of copper at $0.61 a pound. We realized a price of $3.49 per pound for copper over that period over that quarter so it contributed a lot of cash flow for the company.

Copper production is forecast higher due to higher than expected ore tons and grade, we expect to now produce about 300 million pounds, which is great given the current copper price.

In Australia Pacific region, the Cowal mine has been ramping up production during the second quarter and will therefore increase its contributions to company wide production in the second half. The mine is still to reach the required run rate because of staffing issues, an example of manpower pressures, which the industry is currently experiencing in Australia.

In Africa at North Mara, the mine experienced equipment availability problems during the first half of the year which caused changes to the mining schedule and the processing of lower grade ore. The first half was also impacted by mine sequencing which occurred in the last quarter of 2005. Improvements in equipment availability in the second half along with accessing the high grade ores as we move into lower elevation areas in the pit will result in better second half production and cash costs.

At South Deep in South Africa, as a result of the incident at South Deep the mine site’s hoisting capacity has been reduced to about 40% for the remainder of the year. The company is adjusting its full year guidance at South Deep to about 150,000 ounces.

We're still on track to meet our company wide guidance for the year. With respect to the repair and rehabilitation of the main shaft, quick progress has been made, to date we've repaired the damaged shaft steelwork and mine services from shaft collar down to 84 level. And the alignment test of this section of the shaft is ahead of schedule. Recasting the dams in false bottom at the base of the shaft is also in progress. We expect the main shaft to be re-commissioned in early 2007.

Now a few comments on the progress of our development projects. We'll start with Cortez Hills.  The Cortez Hills project involves development of 2 adjacent deposits: the Cortez Hills and Pediment. Barrick is 60% owner and operator of the project. Barrick’s share of expenditures for 2006 expected to be $40 million.  In Q2 activities consisted of procurement of equipment, primarily the open pit mining fleet. Equipment is expected to be delivered starting the second half of this year. We've also been busy commissioning the water supply system to the underground portion of the projects and the underground development.

We've also got an exploration program there which Alex will be discussing later. The underground portion of the Cortez Hills project consists of twin declines which is shown in the slide, which are being driven from within the existing pits. These declines will be used for exploration and access of the area underneath the proposed Cortez Hills open pit. The year to date total development is just over 1,000 meters, which is roughly over 30% of the total project development and the current achievement rates are on plan.

Pueblo Viejo, Barrick has a 60% interest in this project with 40% interest sold to Goldcorp in May of this year. We continue to update the feasibility in analysis prepared by Placer Dome and are reviewing other work completed on the projects. This work is targeted for completion by year end.

We remain on track to provide project notice to the Dominican Government by July 2007, which is necessary to retain our rights in the project. Review in progress includes the following, promising metallurgical test work related to recovery of silver and potentially relate to copper and zinc. As a result we're studying some plant modifications to accommodate improved by product credits which should improve project revenues.

A technical evaluation of alternative power plant location and plant configuration is underway and will determine the timing of the power plant EIA.

An assessment to incorporate brick-lined autoclaves rather than titanium clad based on our Goldstrike experience and knowledge.

Preliminary findings indicate some upward pressures on project capital cost due to industry inflation pressures and increased power requirements. Optimization efforts are on-going.

Donlin Creek, since acquiring control of Placer Dome earlier this year, Barrick has moved decisively to assure that the appropriate financial, technical and human resources are being devoted to the timely completion of the required feasibility study. The 2006 budget has been increased from 30 to $56 million on a 100% basis. The number of drills operating on the site have been significant increased -- to ensure that the 80,000 meters of drilling planned this year can be completed, ensuring sufficient drilling information is available for the completion of the feasibility study.

In addition, Barrick has assigned to this project the best qualified technical personnel from both inside Barrick and externally to ensure the challenges of the project are properly assessed and exploited.

Moving to Pascua-Lama, in June the appeals process was completed in Chile and the project has received definitive approval.

We continue to work with the Argentine authorities providing them with information and now target their approval of project later this year. As a result the timeline of this project has been backed up by about a quarter.

I'd like to now turn the call over to Alex to talk about exploration.

Alex Davidson - Barrick Gold - EVP of Exploration and Corporate Development
Thanks, Peter. Good morning, ladies and gentlemen. I'd like to spend a few minutes this morning updating you on our Q2 exploration activities and some of the results. I'll be focusing on Nevada this morning as a preview to the tours we're going to be running in September. We spent $44 million worldwide in the quarter for $77 million year-to-date on regional and mine site exploration. We drilled about 22 properties in the quarter. We have over 48 rigs active around the world.

Nevada is our key focus for exploration this year with 31 rigs running. About 35% of planned 2006 exploration expenditures are going to be spent in Nevada. Q2 was actually the first full quarter of Barrick implementation on the Placer projects and I just want to talk about Cortez for a second. The exploration drilling year-to-date on the Cortez joint venture is about 220,000 feet and about 200 holes. We currently have 5 core rigs and 3 RC rigs drilling on the Cortez joint venture.

Favorable results in the quarter have been received from the Cortez Hills underground project. Expanding the lower zone mineralization to the north and to the south. Also, in-fill drilling is showing significant increases in grades from the lower or underground portion of the Cortez Hills breccia zone. The first hole drilled in the existing Cortez pits area has also returned a significant oxide intersection. Drilling is going to continue in all these areas this is quarter.

Also, on the pipeline side of the property, significant intercepts have been received from drilling in the deeper portion of the North Gap and confirmation drilling in the Gold Acres southwest extension zone. Exploration plans for the remainder of the year on Cortez are designed to add resources, through additional in-fill drilling of the Cortez Hills breccia underground zone and step out drilling on the lower zone. Also, we will be continuing in-fill drilling on the Cortez Pits area and will be testing the Western Highwall of the Stage 8 at the pipeline North Gap. That should bring in some more near surface oxide mill feed.

We'll be bringing the Gold Acres southwest extension zone into resource status. At Bald Mountain, 7 drill rigs were operating in the second quarter. We drilled about 130,000 feet in almost 150 holes. Most of the drilling activity and the success was in the reserve development drilling in the areas of the existing pits.

Also, 9 exploration holes were drilled in the Zed Williams and LJ areas late in the quarter and we are waiting for results on those holes. We just completed a large soil geo-chemical sample in the Bald Mountain Stock and Bida Trends areas and have discovered two large soil anomalies there and we’re starting an in-fill gravity survey through out that area.

At South Arturo we completed about 100,000-feet of drilling in 83 holes, mineralization is largely drilled out now at 200-foot centers, but there's still some possible extensions. We're doing both column leach and other met tests and preliminary results are positive.

In the Hinge zone 12 holes have been completed with 10 of those returning significant mineralization along about 2,000-feet of strike length. The Hinge zone is still open to the north, to the south and also on the east side. An additional $5 million, $3 million from Barrick and $2 million from Glamis, has been approved -- was approved in June for another 100,000 feet of drilling and for the rest of this year and the program is in progress with 3 rigs.

On Goldstrike lastly, we have 3 underground drill rigs on site. The North Post program is about 50% complete. We drilled about 26,000 feet at North Post and Deep North Post and have completed about 700 feet of development work on the Banshee Drift. Significant results have been received from both the North Post and the Deep Post areas and the programs are going to continue for the rest of the year.

With that, I'll turn it back to Greg and I look forward to seeing some of you on the September tours.

Greg Wilkins - Barrick Gold - President, CEO
Thanks, Alex. Let me just quickly wrap up and then we'll open the lines for questions. We are reiterating our guidance for gold production between 8.6 and 8.9 million ounces. We are reiterating our cost guidance between $275 and $290. I think it's worth highlighting the benefit of having the portfolio of assets. While we had a production hit on the South Deep Mine it did not actually affect our overall guidance for the company. I think we've seen the odd example where a single mine dependence creates a significant amount of risk for investors as the mining industry itself is not without its risk. On the copper side, we're increasing the outlook for copper production from 350 to 370 million pounds, reiterating our cost guidance there.

On the exploration side we're increasing our guidance with respect to exploration expenditures. Alex has just walked you through some of the excellent results, as we've always had a program of allocating exploration capital to success, we're pleased that we're having the successes, not just in Nevada but allocating additional funds to Pakistan to our project there and Tanzania and down in the Frontera district. We are also increasing our expenditures from a project development standpoint and I really view this $150 million as an investment as we'll advance our pipeline of projects, albeit we have to charge it to earnings because we haven't got it to the point where we've met the U.S. accounting standards for capitalization.

Our tax rate ought to be in the 28 to 30% range, which is pretty much where we expected it to be. We will be allocating the balance of the purchase price for Placer Dome with more precision as we get more information going forward. So on balance, very pleased with the outlook.

As you saw in the second quarter numbers, the leverage that we're able to achieve against these higher metal prices by keeping the line on costs is certainly delivering very tangible results for our shareholders. With that, operator, if we could open the lines for questions, I'd appreciate it.

OPERATOR
Thank you. [OPERATOR INSTRUCTIONS] Our first question comes from the line of Mark Smith with Dundee Securities. Please proceed.

Mark Smith - Dundee Securities - Analyst
Congratulations on an excellent quarter and bucking a trend. Couple questions. First on Cortez Hills, for Alex, I guess. As you've been doing the additional drilling at Cortez Hills, have you been able to confirm the findings from Placer for most of that vertical drilling that they'd done on the deeply stepping ore body?

Alex Davidson - Barrick Gold - EVP of Exploration and Corporate Development
Yes, we have. That's the point I mentioned about we're getting significant increases in grades in the in-fill drilling on the Cortez Hills underground. So we're confirming and frankly increasing the grades on the in-fill drilling.

Mark Smith - Dundee Securities - Analyst
Is it still open, the depth now? Or is it restricted to stratigraphic horizon?

Alex Davidson - Barrick Gold - EVP of Exploration and Corporate Development
No, that is fairly flat there. What we call the lower zone is where that flares out into a -- or out into a more flat lying zone underneath it.

Mark Smith - Dundee Securities - Analyst
Could you give me a handle on where the permitting stands for Pediment and Cortez Hills?

Kelvin Dushnisky - Barrick Gold - Snr VP, Corporate Affairs
Its plan of operations have been filed and so at the present the project EIS a being prepared.

Mark Smith - Dundee Securities - Analyst
And Pediment is now completely included within the Cortez Hills plans, correct?

Kelvin Dushnisky - Barrick Gold - Snr. VP, Corporate Communications
Correct.

Mark Smith - Dundee Securities - Analyst
Maybe you could just give me an idea of how things are going at Getchell or Turquoise Ridge with respect to staffing and the training going on there.

Peter Kinver - Barrick Gold - COO
Peter here. Yes, it has been an issue, turnover for all underground mines in Nevada is an issue. But we've instituted an intensive training program and I'm pleased to say that the turnover has got down to more acceptable levels. In respect to ground conditions, everybody has accepted the ground conditions there are not great. They've got a drift in-fill mining method using an extension of shot crete and dealing with the difficult mine conditions down there.

Mark Smith - Dundee Securities - Analyst
Maybe just one final question. Could you give us an idea of where Porgera's future lies in terms of the exploration that's been ongoing and what we could see from that operation?

Alex Davidson - Barrick Gold - EVP of Exploration and Corporate Development
Yes. In terms of the exploration, we're targeting 2 targets, 1 of the deep targets. And we're currently drilling holes to test under Porgera and we just added a rig. That program totals about 6,000 meters and we're currently waiting for analysis on that. We are about to start a 3,600 meter surface field program to test the Tapagai prospect which is adjacent to the pit. And we should start that this month.

Mark Smith - Dundee Securities - Analyst
Thanks once again. Congratulations on a good quarter.

Alex Davidson - Barrick Gold - EVP of Exploration and Corporate Development
Thanks, Mark.

OPERATOR
Our next question comes from the John Hill with Citigroup.

John Hill - Citigroup - Analyst
Good morning, everyone. I'd echo those comments. Also very impressive what the company was delivered at Lagunas Norte. On the hedging side, you've obviously been so aggressive in terms of taking down the Placer positions, also with some of the Barrick corporate book and you really haven't talked much about the project hedge, the 9.5 million ounces. At what point would you consider tackling something like that and maybe bringing that down to enhance the long-term economics of Pascua.

Greg Wilkins - Barrick Gold - President, CEO
We're quite content to allow that hedge book to continue to accumulate additional to [contango] and improve the forward looking prices. I think we're going to be able to utilize those contracts to support return of capital and support project financing activities which will help diminish the risk associated with making those large CapEx projects. We continue to enjoy price accumulation and forward prices, albeit lower than current spot price, but there's some security in having that support.

John Hill - Citigroup - Analyst
Understood. Perhaps, Alex, could you provide a couple comments on the plans for Frontera as we move ahead, seems all of the other regions have leapt forward. What's your thought?

Alex Davidson - Barrick Gold - EVP of Exploration and Corporate Development
We're doing exploration at Frontera on Guanaco Zouzo which is south of Veladero. There's a number of areas we're drilling at the moment and we've had some decent success on Dos Lagunas and actually some silver, success on the silver side at a target called Argenta. That drilling was done towards the end of the first quarter beginning of the second quarter. Frontera will be kicking off again, starting up again in sort of September/October.

John Hill - Citigroup - Analyst
Very good, thank you.

OPERATOR
Our next question comes from the line of David Christie with TD Newcrest. Please proceed.

David Christie - TD Newcrest - Analyst
Good morning guys. On that Pascua-Lama, in the report it talks about design improvements that are going to help economics on that project. What would they be and give a little color on that?

Peter Kinver - Barrick Gold - COO
From our experiences, we've learned at Veladero, snow we've learned may not necessarily be as bad as wind pressure tipping points, we're trying to keep them protected from winds, buildings, having learned a lot about wind, construction activity at high altitudes. Wind and snow loads. All of these experiences we've been getting up there are going to help us optimize the new project.

David Christie - TD Newcrest - Analyst
Okay. I guess, Alex, I was wondering if you'd give a little more color on what you're seeing in the Hinge zones as far as what you're seeing as far as grades and thickness.

Alex Davidson - Barrick Gold - EVP of Exploration and Corporate Development
They are similar to Arturo in the 0.5 plus range and thicknesses are similar to South Arturo somewhere in the 100 to 200 feet.

David Christie - TD Newcrest - Analyst
We will have a resource on that by the year end?

Alex Davidson - Barrick Gold - EVP of Exploration and Corporate Development
I don't know on Hinge zone, we've said we're going to have South Arturo itself later this year.

David Christie - TD Newcrest - Analyst
Thanks, guys.

Greg Wilkins - Barrick Gold - President, CEO
On Pascua, we intend to do a full update of all the projects later in the year. At that time we'll show you the total of the re-engineering elements, there have been quite a few changes and redesign from the picture that we painted back in July of 2004.

David Christie - TD Newcrest - Analyst
That's great. Thank you.

OPERATOR
Our next question comes from the line of Victor Flores with HSBC. Please proceed.

Victor Flores - HSBC - Analyst
I was wondering if you could give us a little bit of color in East Africa. It looks like cost still seems to be an issue. I know there's been a problem with grades and equipment availability and people and whatnot. I was hoping you could just flush that out a bit more for us, please.

Peter Kinver - Barrick Gold - COO
I'm just getting my notes. Victor, it's Peter here again. If we referred to North Mara, generally in Q1 this year they started off roughly 3 million of waste stripping behind and that was mainly due to rescheduling from the last quarter of last year. We refocused the waste mining and the core tonnage increased quarter on quarter we managed to increase the gold production at North Mara from 59,000 ounces in Q1 to 83,000 ounces in Q2. We expect to see a steady increase as a percentage of open pit ore, an increase in over age to get the drop in ounces to come down. At Bulyanhulu we managed to show an increase quarter on quarter from 71,000 to 85,000 ounces and, again, a drop in the cash cost there and general things. Of course Tulawaka is going extremely well. They went from 67,000 tons process to 105. So basically all 3 operations are showing a steady improvement.

Victor Flores - HSBC - Analyst
So essentially you're not particularly worried by the high cash cost from these assets, as long as you're seeing a sequential improvement in the operating performance?

Peter Kinver - Barrick Gold - COO
As we said before, it would take longer to fix than we were saying. We said it would take 18 months to 2 years. We hope to see a steady improvement over the next 18 months. North Mara should have a much better performance next year.

Victor Flores - HSBC - Analyst
I would ask Alex to comment on the Buzwagi.

Alex Davidson - Barrick Gold - EVP of Exploration and Corporate Development
It's currently in feasibility and in permitting. [inaudible]

Victor Flores - HSBC - Analyst
I guess it's good news it's no longer in your hands and it's now in feasibility

Alex Davidson - Barrick Gold - EVP of Exploration and Corporate Development
That's right.

Victor Flores - HSBC - Analyst
Thank you very much.

OPERATOR
Our next question comes from the line of Steve Butler, Canaccord Adams Please proceed.

Steve Butler - Canaccord Adams - Analyst
Couple questions, guys, I guess primarily for Peter. How will the grades improve? How will the grades improve in the second half of the year given that you did improve nicely from Q1 to Q2 on grades at Veladero.

Peter Kinver - Barrick Gold - COO
[inaudible] We've got a fair amount contained. So when you look at true recovery, we put about 360,00 ounces on the pad. There's a fair bit of inventory built up. Those are going to start through in Q2.

Steve Butler - Canaccord Adams - Analyst
Are the recovery rates better than you expected or better than you thought? How are the recoveries at Lagunas Norte?

Peter Kinver - Barrick Gold - COO
The rates of recovery are certainly quicker.

Steve Butler - Canaccord Adams - Analyst
Okay.

Peter Kinver - Barrick Gold - COO
Recovery in 21 days as originally we planned for 28 days, something like that. It's really a question of quicker leach and slightly higher leach recovery.

Steve Butler - Canaccord Adams - Analyst
Last question on Pueblo Viejo you guys alluded to the potential for base metal credit there in the future, zinc and copper. Could you give us a sense of what the grades are there? They are not in any of our models.

Greg Wilkins - Barrick Gold - President, CEO
I think it's a bit early for that. As we give you an update later in the year we'll try to address those questions for you.

Steve Butler - Canaccord Adams - Analyst
Okay, thank you.

OPERATOR
Our next question comes from the line of Stephen Kibsey, CDP, please proceed.

Stephen Kibsey - CDP - Analyst
We often hear that it's a challenge for large gold producers to replace their annual production with new found reserves. With respect to gold reserves and resources in the ground where would you be comfortable with -- would you feel comfortable with a 10 or 15 or 20 years of production and resource? Where does your confident zone begin?

Greg Wilkins - Barrick Gold - President, CEO
I would say I certainly wouldn't want to be under ten years of reserves. That gives you a pretty short time frame. It's hard to take exact resource numbers, it's all a function of what we think the capability of our assets are. That often is going to be a judgment call of Alex and Peter and our technical folks rather than necessarily investing into the drilling ore body with great continuity there's great consistency. It wouldn't pay us to go on -- that's a bit of an art exactly what the number is. I can say we've been very focused on wanting to build out a pipeline of projects that give us that capacity. Ultimately convert those resources. That's why we did the Pakistan deal earlier this year. Partly it’s why we did the Placer deal and clearly why we've made the bid for NovaGold.

Stephen Kibsey - CDP - Analyst
Thank you.

Greg Wilkins - Barrick Gold - President, CEO
Thank you. Next question?

OPERATOR
Now our next question comes from the line of Mark Smith Dundee Securities. Please proceed.

Mark Smith - Dundee Securities - Analyst
Could I ask a question just on the timing. The last slide that you showed of your pipeline, you suggested that Donlin and a few other projects would be beyond 2009 and production. You're obviously a lot of manpower to capital. Can you give me an idea of what it would take to permit that project and when you think you might actually have that project in production?

Greg Wilkins - Barrick Gold - President, CEO
It's a bit early to give you some definitive time lines on that. The permitting process has been commenced and certainly the work associated with that has been planned out. And you know, again, I'm a bit empty headed because the permitting exercises are influenced by a whole host of factors that aren't necessarily within our control. Exact time frames are difficult to predict. And we're at the earlier stage on this one. We've got the work program in place to accumulate all of the information we need to develop the prefeasibility study within the time frames required to earn our 70% interest. We've had an enormous amount of experience in building projects. We have a very good understanding and ability to achieve that. We're confident we're going to stay on our timelines that are necessary to protect our interest.

Mark Smith - Dundee Securities - Analyst
When do you think that you might actually file the EIS then to kind of kick off the permitting? Maybe you could give me that in terms of timing.

Greg Wilkins - Barrick Gold - President, CEO
I think that give us a couple of months, Mark. We've got such a nice line of projects that it’s worth a couple of hours to go through and do a pretty thorough outline on them. By the time we do that the next month or two, we'll be better able to answer those questions for you.

Mark Smith - Dundee Securities - Analyst
Okay, fine. Could I ask also one more question of Peter. With the 6 months behind in the Placer acquisition, could you just talk a bit about the operations that you acquired that were perhaps better than what you expected and which ones were actually a little bit less than what you expected?

Peter Kinver - Barrick Gold - COO
I think the Granny Smith mine has done really well. It's sort of a, I suppose you call it a low key asset. It's performed really well year-to-date. I think the Porgera mine despite the problems we had in Q1 with various things has done very well. Nevada has tremendous upside. I think with higher gold prices we're going to re-look at the potential of all these pits, remodel them with higher prices. We're going to have some upside there.

Mark Smith - Dundee Securities - Analyst
Are there any assets you've been disappointed with or moderately disappointed with?

Peter Kinver - Barrick Gold - COO
I think some of these operations were suffering from a bit of uncertainty. The integration has been completed. We've seen a really strong commitment from all the employees around the world.

Mark Smith - Dundee Securities - Analyst
Okay. Thanks, Peter.

OPERATOR
Our next question comes from the line of John Bridges, J. P. Morgan.

John Bridges - JP Morgan - Analyst
Congratulations on clearing that hedge book. Could you give us a breakdown of how you cleared the 7 million ounces through, even as you produced 4 million ounces from the mines? How did that breakdown go?

Jamie Sokalsky - Barrick Gold - EVP CFO
It's Jamie. In essence, we delivered some of the Placer hedge book against production. That was a few million ounces in the first half. And the rest of it in essence, we just went into the market and closed those contracts out. And some of the accounting impacts of that, as Greg mentioned, will flow through the second half. About $100 million of accounting losses will flow through the second half as a result.

John Bridges - JP Morgan - Analyst
Okay. And then the allocation of goodwill, when do you expect that to be done?

Jamie Sokalsky - Barrick Gold - EVP CFO
We'll have that done by the end of this year. The accounting rules, John, give us a year to finalize that purchase price allocation, that allocation of some of that goodwill. We've done a lot of allocation of assets and liabilities already. The hedge book, the debt, obviously the working capital items. So it's really mostly the property planting equipment and asset retirement obligations. You can expect that with an acquisition of this complexity and scale and the number of operations and, the aspect that we've got to get through our long range plans to take a look at from a Barrick standpoint that we've got to take the rest of that year. In the meantime what we've done is made a preliminary estimate based on the merger model that we had at the time. And as a result, we have put through almost $100 million of additional costs that Placer would not have booked had they remained on a stand alone basis. Inventory, fair value adjustments, amortization, additional project development expense that they would have capitalized. We've actually put through a fair amount of cost if we hadn't done that our earnings would have been about $0.14 higher.

John Bridges - JP Morgan - Analyst
When you do come to the final thing, will the accounting rules require you to restate these earnings for the quarters?

Jamie Sokalsky - Barrick Gold - EVP CFO
No, they won't, you just deal with it going forward.

John Bridges - JP Morgan - Analyst
Interesting. Thank you very much.

OPERATOR
Our next question comes from the line of John Tomazos from Prudential. Please proceed.

John Tomazos - Prudential - Analyst
Could you explain logistical reasons why you bid cash for NovaGold as opposed to mostly stock for Placer perhaps there's a difference in tax situation on the major shareholders. And then secondly, prior to the Placer acquisition, Pascua was your major project in terms of a couple years off. Now there's Pakistan, the Cerro Casale is gone for now. Is it possible that something else is such a great success that you just wait a few more years and let the glaciers melt?

Greg Wilkins - Barrick Gold - President CEO
It's different in size and scale for one thing. To be honest, we're acquiring a couple of assets. Really view the Nova transaction as an asset acquisition. It's really to augment the pipeline of projects that we talked about. We want to leverage gains. The gold values in those projects and as far as the copper value at Galore Creek. It's really looking for upside leverage by fixing the price with cash and then getting the benefit going forward rather than diluting some of our existing operations with potential and lots of growth potential as we acquire these other projects. Frankly, probably the simple answer from my perspective is that I don't think the value of the Barrick stock adequately reflects the prospects we have in front of us. We are not prepared to issue equity at this time. Our balance is robust enough that we could take on the cash transaction here and continue to develop the pipeline of projects that we have without equity delusion. That's a good package.

With respect to the pipeline of projects, you know, one of the strategic values that we see from having a pipeline is that we can move them ahead based on their own timetable. As we found in the past and as a necessity to deliver expectations of our board and investors, you found yourself dealing in a very constrained environment. Permitting -[inaudible]- regulators not being the least. So by having some alternatives and allowing the projects to fill in based on the project timetable rather than an imposed timetable, I think we can be way more effective getting it done. Does that mean we shuffle capital from one project to another project, by all means, I don't have any expectation that we're going to build out this pipeline in anything other than that's going to be a sequential process. We're not going to be taking on and building multi-billion dollar projects all at the same time. It's a process of knowing that these things take a long time, they take a lot of capital and human resources to be done well. We want to be able to allocate those resources. Having options for us and moving it forward in a timetable that is really optimal for us, I think, is going to be a great advantage going forward rather than being bound to deliver, on a specific project because there's great expectations.

Having said that, Pascua-Lama remains a robust project. We've debated in the past about economic returns. Look at the economic returns in reengineering. In spite of the cost of inflation, we put that in to our view of long-term metal prices, that's going to be a great project for us. We're very keen to get that permitting over the goal line in the fall of this year. It's obviously a lot of work.

The Chilean side attracted a lot of attention so that attention gets focused in Argentina as well. The information we've assembled, the quality of the technical reviews, the mitigation with respect to the impacts on the environments, the benefits that we'll see from an employment in the regions they're going to affect it, the project we're prepared to support, the package adds up to a very strong package that will benefit the local communities and our investors. We remain and we're very committed to getting that project over the goal line.

John Tumazos - Prudential - Analyst
Thank you.

OPERATOR
Our next question comes from the line of Larry Strauss GMP Securities. Please proceed.

Larry Strauss - GMP Securities - Analyst
I'd like to echo everyone else on the progress you're making. A couple quick house-keeping questions for Jamie. Dealing with your hedge accounting, will there be additional losses in periods beyond 2006 associated with the Placer hedge liquidation?

Jamie Sokalsky - Barrick Gold - EVP CFO
No, there won't be. There will be no more losses associated with the Placer book beyond 2006.

Larry Strauss - GMP Securities - Analyst
Good. And your effective tax rate, I believe in the first half, you had an effective tax rate of about 20%. And you're guiding to the 28 to 30% range. Is that a conservative range or do you think taxes are going to come up in the second half?

Jamie Sokalsky - Barrick Gold - EVP CFO
It's a relative estimate. I would say it's going to be about the 30% area. That's without any other valuation allowances and items that might come in through the balance sheet. That's just the basic tax rate and that could change based on some of these other factors. I'd use about 30%.

Larry Strauss - GMP Securities - Analyst
30% for the second half or the full year?

Jamie Sokalsky - Barrick Gold - EVP CFO
Basically the second half.

Larry Strauss - GMP Securities - Analyst
Thank you very much.

Greg Wilkins
Thanks, Larry. Operator, if there are no more questions -

OPERATOR
There are no further questions.

Greg Wilkins
Then we'll end the call. I just wanted to thank everybody, again, for their participation and for the questions. And if anything comes to mind as the days progress, then we look forward to answering those questions. Thanks again for joining us.

OPERATOR
Thank you. Ladies and gentlemen, this does conclude the conference call for today. We thank you all for your participation and ask that you please disconnect your lines. We thank you. And have a good day, everyone.

END OF PRESENTATION

Copies of the offer circulars relating to the Pioneer and Novagold Offers are available on Barrick’s website:
www.barrick.com/OfferToNovaGoldAndPioneer, or www.sedar.com / www.sec.gov.

For further information:

INVESTOR CONTACTS:		MEDIA CONTACT:
James Mavor	Mary Ellen Thorburn	Vincent Borg
Vice President,	Director,	Senior Vice President,
Investor Relations	Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7363	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: mthorburn@barrick.com	Email: vborg@barrick.com

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Forward-Looking Statements

Certain information included in this transcript, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements.” The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as copper, silver, fuel and electricity) and currencies; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Barrick Gold Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.